UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34632

CRYOPORT, INC.
(Exact name of registrant as specified in its charter)

112 Westwood Place, Suite 350
Brentwood, TN 37027
(949) 470-2300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Warrants to Purchase Common Stock
(Title of each class of securities covered by this Form)

Common Stock, $0.001 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* The warrants to purchase common stock (the “Warrants”) expired on February 24, 2015. The registrant originally filed a Form 8-A registration statement with the Securities and Exchange Commission on February 22, 2010 to register the Warrants pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cryoport, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CRYOPORT, INC.

By:	/s/ Robert Stefanovich
Name:	Robert Stefanovich
Title:	Chief Financial Officer

Date: June 22, 2026